May 5, 2005


Mail Stop 4-6

Mr. William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, CA 92656

Re:	Smith Micro Software, Inc.
	Registration Statement on Form S-3
	Filed April 4, 2005
	File No. 333-123821

Dear Mr. Smith:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

GENERAL

1. Please file the letter from your legal counsel dated April 7, 2005, as correspondence on EDGAR.

REGISTRATION STATEMENT ON FORM S-3

Where You Can Find More Information

2. We note that you filed an Item 4.01 Form 8-K on April 21, 2005. Please revise your filing to update this section accordingly and ensure that your filing is similarly updated with respect to any additional filings that are made prior to effectiveness and required to be incorporated by reference. See Telephone Interpretation H.69 of the July 1997 CF Telephone Interpretations Manual.

Selling Stockholders

3. Please revise to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by any legal entities that are not subject to periodic reporting requirements under the Exchange Act. See Telephone Interpretation I.60 of the July 1997 CF Telephone
Interpretations Manual, as well as Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Telephone Interpretations Manual.

4. It appears that C.E. Unterberg, Towbin Capital Partners I,
L.P.,
UT Technology Partners I, L.P. and UT Technology Partners II,
L.P.,
are affiliates of a broker dealer. Please confirm and, if true, revise to disclose whether such entities acquired their shares in the ordinary course of business and whether, at the time of the acquisition of the securities, such entities had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Additionally, please tell us whether any of the other selling stockholders are either registered broker-dealers or affiliates thereof.

Plan of Distribution

5. In your plan of distribution, you indicate that the selling stockholders may offer their shares through the settlement of short sales. Tell us whether the selling stockholders have any open short positions. Additionally, while we note the disclosure you have included in this section regarding Regulation M, please confirm that the Company and the selling stockholders are aware of Telephone Interpretation A.65 of the July 1997 CF Telephone Interpretations Manual.

Legal Opinion

6. We note that your counsel has indicated that the shares being registered "have been duly authorized and are legally issued and non-assessable, and to [their] knowledge, are fully paid." Please note that it is generally not appropriate to use knowledge qualifiers in the context of providing an opinion required by Item 601(b)(5) of Regulation S-K. Tell us why this language is included in the opinion. It appears you could obtain certificates of fact from company officers as to the receipt of the subscriptions for the shares, and rely upon those certificates of fact in reaching an unqualified legal conclusion that the shares have been fully paid. Please revise appropriately.

7. Additionally, we note that your legal opinion is limited to
"the
Delaware General Corporation Law... ."  As you may know, Section
VIII
A.14 of the CF Current Issues Outline restricts such limitation unless your legal counsel can confirm in writing that it understands that any such limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please either revise your legal opinion as necessary or provide the required confirmation in writing.

8. Finally, we note that your legal opinion is rendered as of April
4, 2005 and that your legal counsel has disclaimed any obligation to advise you of facts brought to their attention after such date. The legal opinion required by Item 601(b)(5) of Regulation S-K should speak as of a date as close as possible to the date of effectiveness.
Accordingly, please ensure that your legal opinion is updated each time you file an amendment or advise as to why this is not possible.

AMENDMENT NO. 1 TO 2004 FORM 10-K

Executive Compensation, p.29

9. We note from the disclosure in this section and from the information provided in the letter from your legal counsel dated April 7, 2005, that for at least 2002 and 2003, one or both of Christopher and Rodney Lippincott received compensation in excess of compensation paid to one or more named executive officer. Please confirm that neither of these individuals were executives at any
point prior to 2004.  Additionally,   supplementally describe the
positions held by each of these related parties during the last nine years and the functions discharged by them. With a view to disclosure, tell us the basis on which the levels of compensation to
Messrs. Lippincott were established. For example, were their base salaries and rates of commission comparable to similarly situated employees? Did any other employees who were neither related parties nor executive officers receive similar forms and amounts of compensation?

Certain Relationships and Related Transactions, p.38

10. While we note the disclosure you have provided in the last paragraph of this section, please revise to expand the disclosure regarding the relationship between Rhonda Smith and Messrs. Lippincott to provide a comprehensive discussion of the fact that Ms.
Smith`s sons have been employed by the Company since prior to 1995 and that the disclosure required by Item 404 of Regulation S-K regarding such relationship has not been provided until now. Include information regarding the compensation paid to Messrs. Lippincott for the years 1995 through 2001 to the extent the amounts of compensation in any of those years exceeded $60,000. Additionally, if either Christopher or Rodney Lippincott received aggregate compensation in excess of that paid to named executive officers in any year prior to
2002, revise to specifically disclose the number of years in which this occurred, in addition to disclosing the fact that Mr. and Mrs.
Smith were directors and majority shareholders of the Company at the time.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.



							Sincerely,



							Mark P. Shuman
							Branch Chief-Legal

CC:	Via Facsimile
	Mr. Patrick Arrington, Esq.
	Mr. Parker A. Schweich, Esq.
	Mr. Marc P. Ernaga, Esq.
	Dorsey & Whitney LLP
	38 Technology Drive
	Irvine, CA 92618
	Telephone: (949) 932-3600
	Facsimile:  (949) 932-3601



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Mr. William Smith
May 5, 2005
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